Filed by Mallinckrodt plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Questcor Pharmaceuticals, Inc.

Form S-4 File No.: 333-196054

MALLINCKRODT PHARMACEUTICALS AND QUESTCOR PHARMACEUTICALS PROVIDE UPDATE ON TRANSACTION

—Registration Statement on Form S-4 Declared Effective by SEC—

—Record Dates for Mallinckrodt and Questcor Set for July 9, 2014—

—Companies Schedule Shareholder Meetings for August 14, 2014—

—Transaction Expected to be Completed in August 2014—

DUBLIN, IRELAND and ANAHEIM, CALIFORNIA – July 14, 2014 – Mallinckrodt plc (NYSE: MNK) and Questcor Pharmaceuticals, Inc. (NASDAQ: QCOR) today announced that the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) by Mallinckrodt plc on May 16, 2014 and amended on July 11, 2014, which includes a joint proxy statement of Mallinckrodt and Questcor that also constitutes a prospectus of Mallinckrodt, was declared effective on July 11, 2014. The registration statement on Form S-4 is available on the SEC’s EDGAR system, and may be accessed at: http://www.sec.gov.

The companies also announced that they have each scheduled shareholder meetings on August 14, 2014, for shareholders of record on July 9, 2014 to consider (i) in the case of Mallinckrodt, its proposal to issue its ordinary shares in connection with its proposed acquisition of Questcor and (ii) in the case of Questcor, approval of the merger agreement with Mallinckrodt and related matters.

Mallinckrodt’s extraordinary general meeting of shareholders will be held at 3:00 p.m. local time at the offices of Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland. Questcor’s special meeting of shareholders will be held at 8:00 a.m. local time at the offices of Latham & Watkins, 650 Town Center Drive, Costa Mesa, California.

The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the transaction was terminated early by the Federal Trade Commission on May 9, 2014. Subject to other customary closing conditions and the required approvals of Mallinckrodt and Questcor shareholders, the transaction is currently expected to be completed in August 2014.

Individuals with questions about the merger, the Mallinckrodt extraordinary general meeting or the Questcor special meeting may contact the appropriate representative listed below, Similarly, those contacts may be used by anyone wishing to obtain copies of the joint proxy statement/prospectus of Mallinckrodt and Questcor relating to the transaction, proxy cards, election forms or other documents incorporated by reference in the joint proxy statement/prospectus. There will be no charge for any documents requested. Copies of the documents filed with the SEC by each company are also available on their respective websites.

For Mallinckrodt Shareholders:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

mnk@dfking.com

Banks and brokers call collect: (212) 269-5550

Shareholders call toll-free: (888) 542-7446

For Questcor Shareholders:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

proxy@mackenziepartners.com

Call collect: (212) 929-5500

Call toll-free: (800) 322-2885

About Mallinckrodt plc

Mallinckrodt is a global specialty pharmaceutical and medical imaging business that develops, manufactures, markets and distributes specialty pharmaceutical products and medical imaging agents. The company’s core strengths include the acquisition and management of highly regulated raw materials; deep regulatory expertise; and specialized chemistry, formulation and manufacturing capabilities. The company’s Specialty Pharmaceuticals segment includes branded and specialty generic drugs and active pharmaceutical ingredients, and the Global Medical Imaging segment includes contrast media and nuclear imaging agents. Mallinckrodt has approximately 5,500 employees worldwide and a commercial presence in roughly 65 countries. The company’s fiscal 2013 revenue totaled $2.2 billion. To learn more about Mallinckrodt, visit www.mallinckrodt.com.

About Questcor Pharmaceuticals, Inc.

Questcor Pharmaceuticals, Inc. is a biopharmaceutical company focused on the treatment of patients with serious, difficult-to-treat autoimmune and inflammatory disorders. Questcor’s specific areas of focus are in the fields of neurology, nephrology, pulmonology and rheumatology, and the company is currently supporting research efforts in a variety of conditions having significant unmet medical need. For more information about Questcor, please visit www.Questcor.com.

Cautionary Statements Related to Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Mallinckrodt and Questcor operate; the commercial success of Mallinckrodt’s and Questcor’s products, including H.P. Acthar® Gel; Mallinckrodt’s and Questcor’s ability to protect intellectual property rights; the parties’ ability to satisfy the merger agreement conditions and consummate the merger on the anticipated timeline or at all; the availability of financing, including the financing contemplated by the debt commitment letter, on anticipated terms or at all; Mallinckrodt’s ability to successfully integrate Questcor’s operations and employees with Mallinckrodt’s existing business; the ability to realize anticipated growth, synergies and cost savings; Questcor’s performance and maintenance of important business relationships; the lack of patent protection for Acthar, and the possible United States Food and Drug Administration (“FDA”) approval and market introduction of additional competitive products; Questcor’s reliance on Acthar for substantially all of its net sales and profits; Questcor’s ability to continue to generate revenue from sales of Acthar to treat on-label indications associated with nephrotic syndrome, multiple sclerosis, infantile spasms or rheumatology-related conditions, and Questcor’s ability to develop other therapeutic uses for Acthar; volatility in Questcor’s Acthar shipments, estimated channel inventory, and end-user demand; an increase in the proportion of Questcor’s Acthar unit sales comprised of Medicaid-eligible patients and government entities; Questcor’s research and development risks, including risks associated with Questcor’s work in the areas of nephrotic syndrome and lupus, and Questcor’s efforts to develop and obtain FDA approval of Synacthen™ Depot; Mallinckrodt’s ability to receive procurement and production quotas granted by the U.S. Drug Enforcement Administration; Mallinckrodt’s ability to obtain and/or timely transport molybdenum-99 to its technetium-99m generator production facilities; customer concentration; cost-containment efforts of customers, purchasing groups, third-party payors and governmental organizations; Mallinckrodt’s ability to successfully develop or commercialize new products; competition; Mallinckrodt’s ability to achieve anticipated benefits of price increases; Mallinckrodt’s ability to integrate acquisitions of technology, products and businesses generally; product liability losses and other litigation liability; the reimbursement practices of a small number of large public or private issuers; complex reporting and payment obligations under healthcare rebate programs; changes in laws and regulations; conducting business internationally; foreign exchange rates; material health, safety and environmental liabilities; litigation and violations; information technology infrastructure; and restructuring activities. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in (i) Mallinckrodt’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, its Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2013 and its Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2014; (ii) the SEC filings of Cadence Pharmaceuticals, Inc., which was acquired by Mallinckrodt on March 19, 2014, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2013; and (iii) Questcor’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2013 (and the amendment thereto on Form 10-K/A), its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, and its Current Report on Form 8-K filed with the SEC on July 10, 2014. The forward-looking statements made herein speak only as of the date hereof and none of Mallinckrodt, Questcor or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Mallinckrodt and Questcor, Mallinckrodt has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement of Mallinckrodt and Questcor that also constitutes a prospectus of Mallinckrodt. The registration statement on Form S-4 was declared effective by the SEC on July 11, 2014. Each of Mallinckrodt and Questcor will commence mailing the joint proxy statement/prospectus to its respective shareholders as soon as possible. INVESTORS AND SECURITY HOLDERS OF MALLINCKRODT AND QUESTCOR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the joint proxy statement/prospectus, the registration statement and other documents filed with the SEC by Mallinckrodt and Questcor through the website maintained by the SEC at http://www.sec.gov.

Participants in the Merger Solicitation

Mallinckrodt, Questcor, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Mallinckrodt and Questcor shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the joint proxy statement/prospectus filed by Mallinckrodt with the SEC. Information about the directors and executive officers of Mallinckrodt is set forth in its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on January 24, 2014. Information about the directors and executive officers of Questcor is set forth in its amendment to Annual Report on Form 10-K/A, which was filed with the SEC on April 30, 2014.

CONTACTS FOR MALLINCKRODT:

Investors

John Moten

Vice President, Investor Relations

314-654-6650

john.moten@mallinckrodt.com

Media

Jeffrey Taufield or Daniel Yunger

Kekst and Company

212-521-4879

jeffrey-taufield@kekst.com

daniel-yunger@kekst.com

Meredith Fischer

Senior Vice President, Communications and Public Affairs

314-654-3318

meredith.fischer@mallinckrodt.com

CONTACTS FOR QUESTCOR:

Investors

IR2@questcor.com

714-497-4899

Media

Jennifer Beugelmans or Daniel Katcher

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449